SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Osage Exploration and Development, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68771L107
(CUSIP Number)
P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2013
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  687712L07

Schedule 13D/A

1.	NAMES OF REPORTING PERSONS SUNSTONE, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 71-0913172
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS P. Mark Moore I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) :
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON IN

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK ENERGY, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0889956
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS SUNSTONE ENERGY GROUP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-3283363
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK LEGACY, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443682
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK CAPITAL, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443852
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK HOLDINGS, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-1697262
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS Irrevocable Trust of Lynn D. Moore dated March 18, 1997 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 43-6739010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 3,875,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS David Story I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 3,875.000
PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON IN

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS Buddie Livingston I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 3,875,000
PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on April 30, 2008 (the “Schedule 13D”).  This Amendment No. 1 relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Osage Exploration and Development, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2 is hereby amended and restated to read in its entirety as follows:

Item 2.	Identity and Background - P. Mark Moore

(a)	Name: P. Mark Moore

(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(c)
Occupation: Manager, director and officer of various private entities engaged in the ownership, management, and operation of various businesses, including Black Oak Energy, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(d)	Criminal Convictions: N/A

(e)	Civil Proceedings: N/A

(f)	Citizenship: United States of America

Item 2.	Identity and Background - David Story

(a)	Name: David Story

(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(c)	Occupation: Manager of Black Oak Energy, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(d)	Criminal Convictions: N/A

(e)	Civil Proceedings: N/A

(f)	Citizenship: United States of America

Item 2.	Identity and Background - Buddie Livingston

(a)	Name: Buddie Livingston

(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(c)	Occupation: Manager of Black Oak Energy, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(d)	Criminal Convictions: N/A

(e)	Civil Proceedings: N/A

(f)	Citizenship: United States of America

Item 2.
Identity and Background – Black Oak Energy, LLC; Sunstone, LLC; SunStone Energy Group, LLC; Black Oak Legacy, LLC; Black Oak Capital, LLC; Black Oak Partners, LLC; Black Oak Holdings, LLC; Irrevocable Trust of Lynn D. Moore

(a)-(c);(f)         Each of Black Oak Energy, LLC, Sunstone, LLC and Sunstone Energy Group, LLC is a limited liability company organized under the laws of the state of Oklahoma.  Each of Black Oak Legacy, LLC Black Oak Capital, LLC, Black Oak Partners, LLC, and Black Oak Holdings, LLC is a limited liability company organized under the laws of the state of South Dakota.  The Irrevocable Trust of Lynn D. Moore was established under the laws of the state of South Dakota pursuant to an Indenture of Trust dated March 18, 1997.  The principal business of these entities is to engage in the ownership, management, and operation of various businesses.  The principal business address of each such entity is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102.

(d)                    No reporting person has, during the last five years, been convicted in a criminal proceeding.

(e)                    No reporting person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

On January 1, 2013, Sunstone, LLC (formerly known as Sunstone Corporation) contributed the 2,750,0000 shares of the Issuer Common Stock and the Warrant to Black Oak Energy, LLC.  Sunstone, LLC has a 90% ownership interest in Black Oak Energy, LLC and Buddie Livingston has a 10% profits interest in Black Oak Energy, LLC.  P. Mark Moore is a trustee of the Irrevocable Trust of Lynn D. Moore dated March 18, 1997 known as the “R.W.M. Dynasty Trust I”, which entity is the sole member of Black Oak Holdings, LLC, which entity is the sole member of Black Oak Capital, LLC, which entity is the sole member of Black Oak Legacy, LLC, which entity is the sole member of Sunstone Energy Group, LLC, which entity is the sole member of Sunstone, LLC.  P. Mark Moore, David Story, and Buddie Livingston are the managers of Black Oak Energy, LLC.

Item 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the issuer.

(a)
Each of the reporting persons is deemed to be the beneficial owner of 3,875,000 shares of Common Stock, which represents approximately 7.8% of the outstanding Common Stock.  Of the amount beneficially owned by the reporting persons, 1,125,000 shares represent the shares underlying the Warrant.

(b)
Each of Buddie Livingston and David Story possesses shared voting power with respect to 3,875,000 shares of Common Stock. Each of Buddie Livingston and David Story possesses sole voting power, and sole and shared dispositive power with respect to zero shares of Common Stock. Each of the other reporting persons possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 3,875,000 shares of Common Stock beneficially owned by them.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7.	Materials to be filed as Exhibits.

Exhibit A: Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

January 1, 2013	SUNSTONE, LLC

	By:	BLACK OAK PARTNERS, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

P. MARK MOORE
P. Mark Moore

BLACK OAK ENERGY, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

SUNSTONE ENERGY GROUP, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK LEGACY, LLC

	By:	Black Oak Partners, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK CAPITAL, LLC

	By:	Black Oak Partners, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK HOLDINGS, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

IRREVOCABLE TRUST OF LYNN D MOORE DATED MARCH 18, 1997

	By:	P. MARK MOORE
P. Mark Moore, Trustee

DAVID STORY
David Story

BUDDIE LIVINGSTON
Buddie Livingston